ITEM 77K

     At meetings held on May 8, 2007 a decision was made by the Audit Committee of the Registrant’s Board and later verified by the full Board to dismiss verified by the full Board to dismiss PricewaterhouseCoopers LLP as the independent registered public accountant to each of Dreyfus Premier Small Cap Equity Fund, Dreyfus Premier International Small Cap Fund and Dreyfus Premier International Equity Fund (each a “series” of the Registrant), effective upon the conclusion of the audits of the 2007 financial statements of each Series.

     On the same day, the Audit Committee of the Registrant’s Board made a decision, later ratified by the Full Board, to engage Ernst and Young LLP as the replacement to PricewaterhouseCoopers LLP .

     The principal accountant's reports on the financial statements for the past two fiscal years ended September 30, 2005 and September 30, 2006 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with those audits, there were no reportable events or disagreements with the principal accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference in connection with their opinion to the subject matter of the disagreements.